Filed by VG Acquisition Corp.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 23andMe, Inc.

Commission File No.: 001-39587

Virgin Group’s VG Acquisition Corp. Announces Date of Shareholders Meeting in Connection with its Pending Business Combination with 23andMe

NEW YORK, NY & SUNNYVALE, CALIFORNIA – May 17, 2021 – VG Acquisition Corp. (NYSE: VGAC), a special purpose acquisition company sponsored by Virgin Group, today announced that the date of its extraordinary general meeting of shareholders to vote on its proposed business combination with 23andMe, Inc., a leading consumer genetics and research company, will be June 10, 2021. Shareholders of record as of the close of business on May 5, 2021 are entitled to vote on matters that come before the extraordinary general meeting. The business combination, if approved by VGAC’s stockholders, is expected to close as soon as practicable following the extraordinary general meeting. Upon the closing, VGAC will change its name to 23andMe Holding Co. (“New 23andMe”), and New 23andMe’s shares and warrants are expected to trade on the Nasdaq under the new ticker symbols “ME” and “ME WS”, respectively.

A definitive proxy statement and other relevant documents will be mailed to shareholders of VGAC as of May 5, 2021. Shareholders are encouraged to read the proxy statement and accompanying documents in their entirety. Shareholders can also obtain copies of the proxy statement, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents and VGAC’s annual and other reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (https://www.sec.gov).

Shareholders of VGAC are encouraged to submit their vote as soon as possible to ensure they are represented at the extraordinary general meeting. VGAC has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the extraordinary general meeting. Shareholders needing assistance in voting their VGAC shares can contact Morrow Sodali by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing vgac.info@investor.morrowsodali.com.

About 23andMe

23andMe, Inc., headquartered in Sunnyvale, CA, is a leading consumer genetics and research company. Founded in 2006, the company’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple FDA authorizations for genetic health risk reports. The company has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions and traits. The platform also powers the 23andMe Therapeutics group, currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

About VG Acquisition Corp.

VG Acquisition Corp. was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The management team includes Sir Richard Branson, founder of VGAC, a renowned global entrepreneur, and founder of the Virgin Group; Josh Bayliss, VGAC’s Chief Executive Officer and director, who is the Chief Executive Officer of the Virgin Group and is responsible for the Virgin Group’s strategic development, licensing of the brand globally, and management of direct investments on behalf of the Virgin Group in various companies around the world; and Evan Lovell, VGAC’s Chief Financial Officer and director, who is the Chief Investment Officer of the Virgin Group and is responsible for managing the Virgin Group’s investment team and portfolio in North America. More information is available at https://vgacquisition.com/

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing of the business combination (the “Transaction”) between VGAC and 23andMe. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained herein are based on VGAC’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of VGAC), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Except as required by law, VGAC does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

VGAC, 23andMe, and their respective directors, executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from VGAC’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VGAC’s directors and officers is contained in VGAC’s filings with the SEC. Additional information regarding the interests of such potential participants in the solicitation process is also included in the registration statement (and in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC.

Contacts

Investor Relations:

23andMe

Sard Verbinnen & Co

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com

Media Relations:

23andMe

press@23andMe.com

Sard Verbinnen & Co

Paul Kranhold / John Christiansen / Chris Kittredge

23andMe-SVC@sardverb.com

VG Acquisition Corp.

FTI Consulting

US, Canada, South America, Australia – Antonia Gray / Grace Altman

Antonia.Gray@fticonsulting.com / Grace.Altman@fticonsulting.com

UK, Middle East, Asia, Africa – Charles Palmer

Charles.Palmer@fticonsulting.com